

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2021

Ajay Kochhar
Chief Executive Officer and Director
Li-Cycle Holdings Corp.
2229 San Felipe Street, Suite 1450
Houston, TX 77019

>   **Re: Li-Cycle Holdings Corp.**
>   **Registration Statement on Form F-4**
>   **Filed March 30, 2021**
>   **File No. 333-254843**

Dear Mr. Kochhar:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4

Cover page

1. We note your disclosure in bolded language that Public shareholders may elect to redeem their Public Shares even if they vote for the Business Combination Proposal and the other proposals set forth herein**.** Please clarify here and elsewhere where you disclose redemption rights if each public shareholder may elect to redeem their public shares, without voting, and if they do vote, irrespective of whether they vote for or against the Business Combination Proposal and the other proposals herein.

2. Please provide your analysis in terms of the jurisdiction governing and vote required thereunder for shareholder approval for the Business Combination Proposal to approve and adopt the Business Combination Agreement. In this regard, we note that it appears that under the Cayman Islands Companies Act a plan of merger or consolidation shall be

authorised by each constituent company by way of a special resolution. See e.g., Sections 237.7 and 233.6 of the Caymans Islands Companies Act.

What conditions must be satisfied to complete the Business Combination, page 10

3.   Please revise this answer to clarify that the Minimum Cash Condition and the PIPE Financing are conditions that must be satisfied or waived to complete the business combination.

Will how I vote affect my ability to exercise redemption rights?, page 14

4.   Expand this question and answer or include a new separate question and answer to disclose whether there is a maximum number of Peridot shares that may be redeemed to satisfy the Minimum Cash Condition and, if not, address how the Minimum Cash Condition will be satisfied if there are any redemptions. Please also disclose the amount of funds in the trust account as of the most recent practicable date.

Summary of the Proxy Statement/Prospectus
Organizational Structure, page 28

5.   Please revise the diagrams to clearly identify ownership percentages of the different security holder groups, such as the sponsor, the public shareholders of Peridot, existing shareholders of Li-Cycle, and the PIPE investors.

Risk Factors
Risks Related to Li-Cycle's Business
Decreases in benchmark prices for the metals contained in Li-Cycle's products could significantly impact Li-Cycle's revenues, page 45

6.   You disclose that the prices that Li-Cycle charges for its products are generally tied to commodity prices for their principal contained metals, such as lithium, nickel, and cobalt. To the exten material, please address here or in an appropriate risk factor the risks to your business from batteries that use an alternative chemistry, such as a smaller amount of or a cobalt free composition.

Risks Relating to Peridot and the Business Combination, page 51

7.   We note that you are registering only a portion of the 166,500,000 common shares to be issued upon closing of the business combination. Please disclose the risks attendant to having a significant portion of your total outstanding common shares restricted from immediate resale but which may be sold into the market in the near future and/or are subject to the Registration Rights Agreement.

Peridot has not registered the Class A Shares issuable upon exercise of the warrants under the Securities Act..., page 57

8. Please revise this risk factor to address that you are registering the Amalco Shares issuable upon exercise of Amalco Warrants in this F-4.

Unaudited Pro Forma Condensed Combined Financial Information, page 67

9. We note that you present unaudited pro forma financial statements for the Combined Company as of and for the fiscal year ended October 31, 2020. Please expand your disclosure to clarify whether the Combined Company, upon completion of the business combination, intends to keep October 31 as its fiscal year end.

The Background of the Business Combination, page 84

10. We note your disclosure that Peridot identified an initial set of 100 potential business combination targets and had discussions regarding potential transactions with five targets. Please expand your discussion in this section to describe the process utilized to evaluate the five potential targets, the negotiations which occurred and the reasons you did not pursue letters of intent with any of the other four targets.

11. In relation to your disclosure that Peridot's board concluded that the Business Combination is in the best interests of Peridot and its shareholders, please revise your disclosure to provide further detail regarding how the valuation of Li-Cycle was determined. For example, we note your disclosure elsewhere that the board determined that Li-Cycle's fair market value was at least 80% of Peridot's net assets. Please revise your disclosure to provide more details regarding this analysis, including the financial data used to determine Li-Cycle's enterprise value.

The Business Combination
Certain Projected Financial Information, page 98

12. Please clarify the extent to which the projected items represent the most probable specific amount for each financial item projected, and reconcile your statement indicating you do not intend to provide any update or revision to the prospective information, with Item 10(b)(3)(iii) of Regulation S-K, applicable pursuant to General Instruction D.2 to Form F-4 and General Instruction C(e) to Form 20-F, as it may pertain to circumstances under which you would know or have reason to know that your previously disclosed projections no longer have a reasonable basis.

13. We note your disclosure regarding the financial projections provided to Peridot by Li-Cycle. Please provide qualitative and quantitative disclosure of thematerial assumptions underlying these projections. Please include within these assumptions the commodity price assumptions used, such as those disclosed on Slide 29 in your Analysts Day Presentation filed in a Rule 425 filing on April 22, 2020.

Information About Li-Cycle, page 177

14. Please explain in greater detail your Spoke & Hub technology, such that you are able to achieve what you disclose is your industry-leading recovery rate of up to 95%. Please also disclose if this potential recovery rate is only possible once your first Hub facility is operational. Until your first Hub facility is operational, please disclose your current recovery rate of the materials found in lithium-ion batteries.

15. You disclose that you are the largest lithium-ion battery recycler in North America. Considering your 2020 revenues; however, please explain how you are the largest recycler in North America when you disclose on page 181 that according to Li-Cycle's total addressable market forecast, the lithium-ion battery recycling market in North America was $257 million in 2020.

Intellectual Property, page 185

16. You disclose that you have 18 patent and patent applications across all applicable jurisdictions that tie back to 3 core patent families. If patent protection is a material aspect of your business, please disclose the type of patent protection, the expiration dates, and applicable jurisdictions, as well as the core patent families such patent and/or patent applications relate for any such material patent.

Description of Amended and Restated Amalco Organizational Documents
Exclusive Forum, page 244

17. You disclose on page 158 that the Superior Court of Justice of the Province of Ontario, Canada and the appellate courts thereunder will be the exclusive forum for any derivative action but that the provision will not apply to any action brought to enforce a duty or a liability created by the Securities Act or the Exchange Act. You also state that the federal district courts of the United States of America will be the exclusive forum for claims arising under the Securities Act. Please revise your disclosure on page 244 and in the risk factor on page 52 to clarify that the exclusive forum provision in Amalco's by-laws will not apply to actions arising under the Securities Act or the Exchange Act, and that the federal district courts of the United States of America will be the exclusive forum for claims arising under the Securities Act.

Signatures, page II-5

18. Please have the registration statement by its authorized representative in the United States. See Instruction 1 to the Signatures section of Form F-4.

<u>Exhibits</u>

19.   We note the disclosure on page 195 regarding Li-Cycle's loan agreement with BDC
       Capital Inc. which appears to have debt outstanding that will be assumed by the combined
       company following the business combination. Please file a copy of the loan agreement as
       an exhibit to your registration statement.

20.   We note your disclosure on pages 205-207 indicating that your executive officers
       currently have employment agreements in place. To the extent that these agreements will
       remain in effect following the business combination, please file copies of the employment
       agreements with Messrs. Kochhar, MacInnis, Johnston, Phalpher and Biederman as
       exhibits.

       We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

       You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Mark
Wojciechowski, Staff Accountant, at (202) 551-3759 if you have questions regarding comments
on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-
Advisor, at (202) 551-3844 or, in her absence, Kevin Dougherty, Attorney-Advisor, at (202)
551-3271 with any other questions.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Energy & Transportation

cc: Michael Rigdon